

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2012

<u>Via E-mail</u>
H. David Graves
Chief Executive Officer
IMRIS Inc.
100-1370 Sony Place, Winnipeg
Manitoba, Canada R3T 1N5

     Re: **IMRIS Inc.**
              Form 40-F for the fiscal year ended December 31, 2011
              Filed March 2, 2012
              File No. 1-34975

Dear Mr. Graves:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Amanda Ravitz

                            Amanda Ravitz
                            Assistant Director

cc (via e-mail): Michael Dunleavy